CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Market Index Target-Term Securities® Linked to a Global Equity Basket, due March 28, 2014	623,000	$10.00	$6,230,000	$347.63

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-133852

623,000 Units Pricing Date March 25, 2009

Market Index Target-Term Securities® Settlement Date March 27, 2009

Linked to a Global Equity Basket, Maturity Date March 28, 2014

due March 28, 2014 CUSIP No. 060900297

$10 principal amount per unit

Term Sheet No. 100

Market Index Target-Term Securities®

100% participation in increases in the level of the Basket, subject to a cap of 48.25%

A maturity of approximately 5 years

100% principal protected at maturity

No periodic interest payments

No listing on any securities exchange

This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

The MITTS® are being offered by Bank of America Corporation (“BAC”). The MITTS will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together, the “Note Prospectus”). Investing in the MITTS involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-11 of product supplement MITTS-1.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, each of MLPF&S, its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”), and Banc of America Investment Services, Inc. (“BAI”) is acting as our selling agent. Each of MLPF&S and First Republic is acting in its capacity as principal, and BAI will use its best efforts to sell the MITTS.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$6,230,000
Selling discount (1)	$0.25	$155,750
Proceeds, before expenses, to Bank of America Corporation	$9.75	$6,074,250

(1)	The public offering price and selling discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.20 per unit, respectively.

“MITTS®” and “Market Index Target-Term Securities®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®”, and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use in this offering by our subsidiary, MLPF&S. The MITTS are not sponsored, endorsed, sold, or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the MITTS.

The Dow Jones EURO STOXX 50® Index is proprietary and copyrighted material. The Dow Jones EURO STOXX 50® Index and the related trademarks have been licensed for certain purposes by us. Neither STOXX Limited (“STOXX”) nor Dow Jones & Company, Inc. (“Dow Jones”) sponsors, endorses, or promotes MITTS based on the Dow Jones EURO STOXX 50® Index.

Nikkei 225 Index is a trade or service mark of Nikkei Inc. (formerly known as Nihon Keizai Shimbun, Inc.) and is licensed for use by us. The MITTS have not been passed on by Nikkei Inc. as to their legality or suitability. The MITTS are not issued, endorsed, sold or promoted by Nikkei Inc. NIKKEI INC. MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE MITTS.

Merrill Lynch & Co.	Banc of America Investment Services, Inc.

March 25, 2009

Summary

The Market Index Target-Term Securities® Linked to a Global Equity Basket, due March 28, 2014 (the “MITTS”), are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The MITTS will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the MITTS, including any repayment of principal, will be subject to the credit risk of BAC. The MITTS provide investors with a 100% participation rate in increases in the value of the Global Equity Basket described below (the “Basket”) from the Starting Value of the Basket, which was set to 100.00 on the pricing date, to the Ending Value of the Basket, determined during the Maturity Valuation Period, subject to a maximum return of 48.25% over the Original Offering Price. Investors must be willing to forgo interest payments on the MITTS and be willing to accept a return that is capped.

The Basket is comprised of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, and the Nikkei 225 Index (each a “Basket Component Index” and together the “Basket Component Indices”). On the pricing date, the S&P 500® Index was given an initial weight of 33.34%, and the Dow Jones Euro STOXX 50® Index and the Nikkei 225 Index were each given an initial weight of 33.33%. Because we set the Starting Value of the Basket to 100.00, we assigned a weight to each Basket Component Index that initially resulted in an almost equal contribution to the value of the Basket on the pricing date.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-1.

Terms of the MITTS

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10 per unit
Base Value:	$10 per unit
Term:	Approximately 5 years
Market Measure:	A Global Equity Basket comprised of the S&P 500® Index (index symbol: “SPX”), the Dow Jones EURO STOXX 50® Index (index symbol: “SX5E”), and the Nikkei 225 Index (index symbol: “NKY”).
Starting Value:	100.00
Ending Value:	The average of the closing values of the Basket on each scheduled calculation day during the Maturity Valuation Period. If it is determined that a scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled calculation day, the Ending Value will be determined as more fully described in the section “Other Terms of the MITTS” starting on page TS-5 and in product supplement MITTS-1.
Capped Value:	$14.825 per unit of the MITTS, which represents a return of 48.25% over the Original Offering Price.
Maturity Valuation Period:	March 18, 2014, March 19, 2014, March 20, 2014, March 24, 2014, and March 25, 2014
Participation Rate:	100%
Minimum Redemption Amount:	$10.000 per unit
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the MITTS

On the maturity date, you will receive a cash payment per MITTS (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the MITTS at maturity, based on the Participation Rate of 100% and the Capped Value of $14.825 (a 48.25% return). The blue line reflects the hypothetical returns on the MITTS, while the dotted gray line reflects the hypothetical returns of a direct investment in the stocks included in the Basket Component Indices, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to three decimal places) payable at maturity based on the Participation Rate of 100%, the Base Value of $10.000 (per unit), the Starting Value of 100.00, the Minimum Redemption Amount of $10.000 (per unit), and the Capped Value of $14.825 (per unit):

Example 1—The hypothetical Ending Value is 90% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	90.00

Redemption Amount =	$10 +	[	$10 × 100% ×	(90.00 – 100.00	)]	= $9.000
100.00

Redemption Amount (per unit) = $10.000 (The Redemption Amount (per unit) cannot be less than the $10.000 Minimum Redemption Amount.)

Example 2—The hypothetical Ending Value is 130% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	130.00

Redemption Amount =	$10 +	[	$10 × 100% ×	(130.00 – 100.00	)]	= $13.000
100.00

Redemption Amount (per unit) = $13.000

Example 3—The hypothetical Ending Value is 180% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	180.00

Redemption Amount =	$10 +	[	$10 × 100% ×	(180.00 – 100.00	)]	= $18.000
100.00

Redemption Amount (per unit) = $14.825 (The Redemption Amount (per unit) cannot be greater than the Capped Value.)

The following table illustrates, for the Starting Value of 100.00 and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the MITTS (rounded to three decimal places);
▪	the total rate of return to holders of the MITTS;
▪	the pretax annualized rate of return to holders of the MITTS; and
▪

the pretax annualized rate of return of a hypothetical direct investment in the stocks included in the Basket Component Indices, which includes an assumed aggregate dividend yield of 4.54% per annum, as more fully described below.

The table below reflects the Participation Rate of 100%, the Base Value of $10.000 per unit, the Minimum Redemption Amount of $10.000 per unit, and the Capped Value of $14.825 (per unit).

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the MITTS	Pretax Annualized Rate of Return on the MITTS (1)	Pretax Annualized Rate of Return of the Stocks Included in the Basket Component Indices (1)(2)
50.00	-50.00%	$10.000	0.00%	0.00%	-8.93%
60.00	-40.00%	$10.000	0.00%	0.00%	-5.49%
70.00	-30.00%	$10.000	0.00%	0.00%	-2.52%
80.00	-20.00%	$10.000	0.00%	0.00%	0.11%
90.00	-10.00%	$10.000	0.00%	0.00%	2.46%
95.00	-5.00%	$10.000	0.00%	0.00%	3.56%
97.50	-2.50%	$10.000	0.00%	0.00%	4.09%
100.00(3)	0.00%	$10.000(4)	0.00%	0.00%	4.60%
102.50	2.50%	$10.250	2.50%	0.49%	5.11%
105.00	5.00%	$10.500	5.00%	0.98%	5.60%
110.00	10.00%	$11.000	10.00%	1.91%	6.56%
120.00	20.00%	$12.000	20.00%	3.68%	8.37%
130.00	30.00%	$13.000	30.00%	5.31%	10.06%
140.00	40.00%	$14.000	40.00%	6.84%	11.64%
150.00	50.00%	$14.825(5)	48.25%	8.03%	13.12%
160.00	60.00%	$14.825	48.25%	8.03%	14.52%
170.00	70.00%	$14.825	48.25%	8.03%	15.84%
180.00	80.00%	$14.825	48.25%	8.03%	17.10%
190.00	90.00%	$14.825	48.25%	8.03%	18.31%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from March 27, 2009 to March 28, 2014, the term of the MITTS.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Basket Component Indices that equals the percentage change in the value of the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)

an assumed constant dividend yield of 4.54% per annum (which equals the weighted average of a dividend yield of 3.42% for the S&P 500® Index, 7.57% for the Dow Jones EURO STOXX 50® Index, and 2.62% for the Nikkei 225 Index), applied to the value of the Basket at the end of each quarter, assuming this value increases or decreases linearly from the Starting Value to the relevant hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The amount you receive on the maturity date will not be less than the Minimum Redemption Amount of $10.000 per unit of the MITTS.

(5)	The Redemption Amount per unit of the MITTS cannot exceed the Capped Value of $14.825.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

An investment in the MITTS involves significant risks. The following is a list of certain of the risks involved in investing in the MITTS. You should carefully review the more detailed explanation of risks relating to the MITTS in the “Risk Factors” sections included in product supplement MITTS-1 and MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

▪	You may not earn a return on your investment.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Basket Component Indices.

▪	You must rely on your own evaluation of the merits of an investment linked to the Basket.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the MITTS while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the MITTS.

▪	We cannot assure you that a trading market for your MITTS will ever develop or be maintained.

▪	The Redemption Amount will not be affected by all developments relating to the Basket Component Indices.

▪	Changes in the levels of the Basket Component Indices may offset each other.

▪	Each publisher of the Basket Component Indices may adjust its Basket Component Index in a way that affects its level, and that publisher has no obligation to consider your interests.

▪

You will have no rights as a holder of the securities represented by the Basket Component Indices, and you will not be entitled to receive any of those securities or dividends or other distributions of the issuers of those securities.

▪	Your return on the MITTS may be affected by factors affecting the international securities markets.

▪

Except to the extent that our common stock is included in the S&P 500® Index, we do not control any company included in the Basket Component Indices, and are not responsible for any disclosure made by any other company.

▪

If you attempt to sell MITTS prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the MITTS are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the MITTS.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the MITTS and their market value.

▪	Our business activities relating to the companies represented by the Basket Component Indices may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	You should consider the tax consequences of investing in the MITTS.

Other Terms of the MITTS

Ending Value—Equity-Based Market Measures

The provisions of this section supersede and replace the section “Description of MITTS—The Starting Value and the Ending Value—Ending Value—Equity-Based Market Measures” set forth in product supplement MITTS-1.

If, for any Basket Component Index (an “Affected Component”), (i) a Market Disruption Event occurs on a scheduled calculation day during the Maturity Valuation Period or (ii) any scheduled calculation day is determined by the calculation agent not to be a Market Measure Business Day by reason of an extraordinary event, occurrence, declaration, or otherwise (any such day in either (i) or (ii) being a “non-calculation day”), the calculation agent will determine the closing value of the Basket Component Indices for that non-calculation day, and as a result, the Ending Value, as follows:

▪	The closing value of each Basket Component Index that is not an Affected Component will be its closing value on that non-calculation day.

▪

The closing value of each Basket Component Index that is an Affected Component will be deemed to be the closing value of that Basket Component Index for the next calculation day that occurs during the Maturity Valuation Period. For example, if the first and second scheduled calculation days during the Maturity Valuation Period are non-calculation days, then the closing value of the Basket Component Index for the next calculation day will also be deemed to be the closing value for the Basket Component Index on the first and second scheduled calculation days during the Maturity Valuation Period. If no further calculation days occur after a non-calculation day, then the closing value of the Basket Component Index for such non-calculation day, and each following non-calculation day during the Maturity Valuation Period will be determined (or, if not determinable, estimated) by the calculation agent on the last scheduled calculation day in the Maturity Valuation Period, regardless of the occurrence of a Market Disruption Event on that last scheduled calculation day, in a manner which the calculation agent considers commercially reasonable under the circumstances.

▪

If every scheduled calculation day during the Maturity Valuation Period is a non-calculation day, then the closing value of each Basket Component Index that is an Affected Component will be determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances on the last scheduled calculation day during the Maturity Valuation Period, regardless of the occurrence of a Market Disruption Event on that last scheduled calculation day.

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement MITTS-1.

A “Market Measure Business Day” means a day on which:

(A) the New York Stock Exchange (as to the S&P 500® Index), The NASDAQ Stock Market (as to the S&P 500® Index), the Eurex (as to the Dow Jones EURO STOXX 50® Index), and the Tokyo Stock Exchange (as to the Nikkei 225 Index) (or any successor to the foregoing exchanges) are open for trading; and

(B) the Basket Component Indices or any successors thereto are calculated and published.

Investor Considerations

You may wish to consider an investment in the MITTS if:

▪	You anticipate that the value of the Basket will increase from the Starting Value to the Ending Value.

▪	You accept that the return on the MITTS may be zero if the value of the Basket is unchanged or decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the MITTS will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the MITTS, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Basket Component Indices with no expectation of dividends or other benefits of owning the stocks included in the Basket Component Indices.

▪

You are willing to accept that a trading market is not expected to develop for the MITTS. You understand that secondary market prices for the MITTS, if any, will be affected by various factors, including our perceived creditworthiness.

The MITTS may not be an appropriate investment for you if:

▪

You anticipate that the value of the Basket will decrease from the Starting Value to the Ending Value or that the value of the Basket will not increase sufficiently over the term of the MITTS to provide you with your desired return.

▪	You seek an investment that provides a guaranteed redemption amount above the principal.

▪	You seek a return on your investment that is not capped at 48.25% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Basket Component Indices.

▪	You want assurances that there will be a liquid market if and when you want to sell the MITTS prior to maturity.

Other Provisions

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from BAC.

Supplement to the Plan of Distribution

MLPF&S, First Republic, and BAI, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the MITTS. Accordingly, offerings of the MITTS will conform to the requirements of NASD Rule 2720. MLPF&S and First Republic will purchase the MITTS as principal, while BAI will use its best efforts to sell the MITTS. In the original offering of the MITTS, the MITTS will be sold in minimum investment amounts of 100 units.

MLPF&S, First Republic, and BAI may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the MITTS but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S, First Republic, and BAI may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the MITTS. The Basket Component Indices are described in the section below. Each Basket Component Index was assigned an initial weight on the pricing date, as set forth in the table below. Because we set the Starting Value of the Basket to 100.00, we assigned a weight to each Basket Component Index that initially resulted in an almost equal contribution to the value of the Basket on the pricing date.

S&P, STOXX Limited, and Nikkei (together, the “Index Publishers”) have no obligations relating to the MITTS or the amounts to be paid to you, including any obligation to take our needs or the needs of holders of the MITTS into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the MITTS and are not responsible for, and have not participated in, the offering of the MITTS and are not responsible for, and will not participate in, the determination or calculation of the Redemption Amount. All disclosures contained in this term sheet regarding any Basket Component Index, including, without limitation, its make-up, method of calculation and changes in components, have been derived from publicly available information prepared by the applicable Index Publisher.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of MITTS—Basket Market Measures” in product supplement MITTS-1.

For each Basket Component Index, the Initial Component Weight, the closing level, the Component Ratio, and the initial contribution to the Basket value are as follows:

Basket Component Index	Bloomberg Symbol	Initial Component Weight	Closing Level (1)	Component Ratio (2)	Initial Basket Value Contribution
S&P 500® Index	SPX	33.34%	813.88	0.04096427	33.34
Dow Jones EURO STOXX 50® Index	SX5E	33.33%	2,149.18	0.01550824	33.33
Nikkei 225 Index	NKY	33.33%	8,479.99	0.00393043	33.33
				Starting Value	100.00

(1)	These were the closing levels of the Basket Component Indices on the pricing date.

(2)	Each Component Ratio equals the Initial Component Weight of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on the pricing date and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component Index on each calculation day and the Component Ratio applicable to such Basket Component Index.

While historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket in the period from February 2004 through February 2009, based upon month-end historical levels of each Basket Component Index, the Component Ratios and a Basket value of 100.00 on the pricing date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the MITTS may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the MITTS.

The Basket Component Indices

All disclosures contained in this term sheet regarding the Basket Component Indices, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the Index Publishers. The Index Publishers have no obligation to continue to publish, and may discontinue publication of, the Basket Component Indices. The consequences of the Index Publishers discontinuing publication of the Basket Component Indices are discussed in the section of product supplement MITTS-1 entitled “Description of MITTS—Discontinuance of a Market Measure—Equity Based or Commodity Based Market Measures.” Neither we, the calculation agent, nor MLPF&S accepts any responsibility for the calculation, maintenance, or publication of any of the Basket Component Indices or any successor index.

The S&P 500® Index

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of February 27, 2009, 411 companies or 81.6% of the market capitalization of the S&P 500® Index traded on the New York Stock Exchange, 89 companies or 18.4% of the market capitalization of the S&P 500® Index traded on The NASDAQ Stock Market, and no companies traded on the NYSE Alternext U.S. stock exchange (formerly known as the American Stock Exchange). As of February 27, 2009, the aggregate market value of the companies included in the S&P 500® Index represented approximately 75% of the aggregate market value of stocks included in the Standard & Poor’s® Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds.

S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of those groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500® Index, with the approximate percentage of the market capitalization of the S&P 500® Index included in each group as of February 27, 2009 indicated in parentheses: Consumer Discretionary (8.4%), Consumer Staples (13.4%), Energy (13.8%), Financials (9.8%), Health Care (15.6%), Industrials (9.8%), Information Technology (17.4%), Materials (3.1%), Telecommunication Services (4.1%), and Utilities (4.5%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

S&P calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the MITTS will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While S&P currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of the then outstanding shares of such component stock. In March 2005, S&P began shifting the S&P 500® Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500® Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

S&P 500® Index Maintenance

S&P 500® Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. S&P 500® Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesdays for implementation after the close of trading on Wednesday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September, when IWFs are reviewed.

The following graph sets forth the monthly historical performance of the S&P 500® Index in the period from February 2004 through February 2009. This historical data on the S&P 500® Index is not necessarily indicative of the future performance of the S&P 500® Index or what the value of the MITTS may be. Any historical upward or downward trend in the level of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time over the term of the MITTS. On the pricing date, the closing level of the S&P 500® Index was 813.88.

Before investing in the MITTS, you should consult publicly available sources for the levels and trading pattern of the S&P 500® Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the S&P 500® Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

S&P does not guarantee the accuracy and/or the completeness of the S&P 500® Index or any data included in the S&P 500® Index. S&P shall have no liability for any errors, omissions, or interruptions in the S&P 500® Index. S&P makes no warranty, express or implied, as to results to be obtained by MLPF&S, us, holders of the MITTS or any other person or entity from the use of the S&P 500® Index or any data included in the S&P 500® Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500® Index or any data included in the S&P 500® Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages, including lost profits, even if notified of the possibility of these damages.

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the S&P 500® Index in connection with this offering. The license agreement provides that the following language must be stated in this term sheet:

The MITTS are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the MITTS or any member of the public regarding the advisability of investing in securities generally or in the MITTS particularly or the ability of the S&P 500® Index to track general stock market performance. S&P’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed, and calculated by S&P without regard to MLPF&S, us, or the MITTS. S&P has no obligation to take the needs of MLPF&S, our needs, or the needs of the holders of the MITTS into consideration in determining, composing, or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the MITTS, prices at which the MITTS are to initially be sold, or quantities of the MITTS to be issued or in the determination or calculation of the equation by which the MITTS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the MITTS.

Dow Jones EURO STOXX 50® Index

The Dow Jones EURO STOXX 50® Index was created by STOXX, a joint venture between Deutsche Börse AG, Dow Jones, and SWX Swiss Exchange. Publication of the Dow Jones EURO STOXX 50® Index began in February 1998, based on an initial Dow Jones EURO STOXX 50® Index level of 1,000 at December 31, 1991.

Dow Jones EURO STOXX 50® Index Composition and Maintenance

The Dow Jones EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX Total Market Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all of the market sectors defined by the Dow Jones Global Classification Standard. Set forth below are the country weightings and market sector weightings of the securities included in the Dow Jones EURO STOXX 50® Index as of February 27, 2009:

Country Weightings
France	37.3%
Germany	28.5%
Spain	14.6%
Italy	10.8%
Netherlands	5.0%
Finland	2.8%
Luxembourg	1.1%

Industrial Sector Weightings
Banks	14.7%
Telecommunications	13.0%
Oil & Gas	12.4%
Utilities	12.4%
Insurance	8.1%
Chemicals	6.3%
Industrial Goods & Services	5.1%
Technology	5.0%
Food & Beverage	4.1%
Health Care	4.1%
Automobiles & Parts	3.8%
Personal & Household Goods	3.6%
Media	2.2%
Construction & Materials	1.9%
Retail	1.6%
Basic Resources	1.1%
Financial Services	0.7%

The composition of the Dow Jones EURO STOXX 50® Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced on the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Dow Jones EURO STOXX 50® Index are made to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX Total Market Index.

The free float factors for each component stock used to calculate the Dow Jones EURO STOXX 50® Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The Dow Jones EURO STOXX 50® Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the Dow Jones EURO STOXX 50® Index composition are immediately reviewed. Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Dow Jones EURO STOXX 50® Index Calculation

The Dow Jones EURO STOXX 50® Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Dow Jones EURO STOXX 50® Index value can be expressed as follows:

Index	=	free float market capitalization of the index	x	1,000
adjusted base date market capitalization of the index

The “free float market capitalization of the index” is equal to the sum of the products of the closing price, market capitalization, and free float factor for each component stock as of the time the Dow Jones EURO STOXX 50® Index is being calculated.

The Dow Jones EURO STOXX 50® Index is also subject to a divisor, which is adjusted to maintain the continuity of the Dow Jones EURO STOXX 50® Index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

Neither we nor any of our affiliates, including our selling agents, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Dow Jones EURO STOXX 50® Index or any successor to the Dow Jones EURO STOXX 50® Index. STOXX does not guarantee the accuracy or the completeness of the Dow Jones EURO STOXX 50® Index or any data included in the Dow Jones EURO STOXX 50® Index. STOXX assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Dow Jones EURO STOXX 50® Index. STOXX disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Dow Jones EURO STOXX 50® Index or the manner in which the Dow Jones EURO STOXX 50® Index is applied in determining the amount payable on the MITTS at maturity.

Since its inception, the Dow Jones EURO STOXX 50® Index has experienced significant fluctuations. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50® Index during any period shown below is not an indication that the level of the Dow Jones EURO STOXX 50® Index is more or less likely to increase or decrease at any time during the term of the MITTS. The historical Dow Jones EURO STOXX 50® Index levels do not give an indication of future performance of the Dow Jones EURO STOXX 50® Index.

The following graph sets forth the monthly historical performance of the Dow Jones EURO STOXX 50® Index in the period from February 2004 to February 2009. This historical data on the Dow Jones EURO STOXX 50® Index is not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50® Index or what the value of the MITTS may be. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50® Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50® Index is more or less likely to increase or decrease at any time over the term of the MITTS. On the pricing date, the closing level of the Dow Jones EURO STOXX 50® Index was 2,149.18.

Before investing in the MITTS, you should consult publicly available sources for the levels and trading pattern of the Dow Jones EURO STOXX 50® Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in financial markets generally and the Dow Jones EURO STOXX 50® Index exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the Dow Jones EURO STOXX 50® Index) in connection with certain securities, including the MITTS.

The license agreement between us and STOXX requires that the following language be stated in this term sheet:

STOXX and Dow Jones have no relationship to us, other than the licensing of the Dow Jones EURO STOXX 50® Index and the related trademarks for use in connection with the MITTS. STOXX and Dow Jones do not:

•	sponsor, endorse, sell, or promote the MITTS;

•	recommend that any person invest in the MITTS or any other securities;

•	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the MITTS;

•	have any responsibility or liability for the administration, management, or marketing of the MITTS; or

•	consider the needs of the MITTS or the holders of the MITTS in determining, composing, or calculating the Dow Jones EURO STOXX 50® Index, or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the MITTS. Specifically:

•	STOXX and Dow Jones do not make any warranty, express or implied, and disclaim any and all warranty concerning:

•

the results to be obtained by the MITTS, the holders of the MITTS or any other person in connection with the use of the Dow Jones EURO STOXX 50® Index and the data included in the Dow Jones EURO STOXX 50® Index;

•	the accuracy or completeness of the Dow Jones EURO STOXX 50® Index and its data;

•	the merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50® Index and its data;

•	STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the Dow Jones EURO STOXX 50® Index or its data; and

•

Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the MITTS or any other third parties.

Nikkei 225 Index

The Nikkei 225 Index is a stock index calculated, published, and disseminated by Nikkei Inc. that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 stocks (each, an “Index Stock”) trading on the Tokyo Stock Exchange (“TSE”) and represents a broad cross-section of Japanese industry. All 225 of the Index Stocks that are components of the Nikkei 225 Index are stocks listed in the First Section of the TSE. Index Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange, and the Chicago Mercantile Exchange.

The Nikkei 225 Index is a modified, price-weighted index. Each Index Stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. Nikkei Inc. calculates the Nikkei 225 Index by multiplying the per share price of each Index Stock by the corresponding weighting factor for that Index Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was set at 24.687 on October 1, 2008, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Index Stock, so that the share price of each Index Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. Each Weight Factor represents the number of shares of the related Index Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Index Stocks, currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Index Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits, or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of a change affecting any Index Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Stocks may be deleted from or added to the Nikkei 225 Index by Nikkei Inc. However, to maintain continuity in the Nikkei 225 Index, the general policy of Nikkei Inc. is not to alter the composition of the Index Stocks except when an Index Stock is deleted in accordance with certain criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Index Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, Nikkei Inc. will select, in accordance with certain criteria established by it, a replacement for the deleted Index Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei Inc. to be representative of a market may be added to the Index Stocks. As a result, an existing Index Stock with low trading volume and not representative of a market will be deleted.

Nikkei Inc. is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The MITTS are not sponsored, endorsed, sold, or promoted by Nikkei Inc. No inference should be drawn from the information contained in this term sheet that Nikkei Inc. makes any representation or warranty, implied or express, to us, any holder of the MITTS, or any member of the public regarding the advisability of investing in securities generally or in the MITTS in particular or the ability of the Nikkei 225 Index to track general stock market performance. Nikkei Inc. has no obligation to take our needs or the needs of any holder of the MITTS into consideration in determining, composing, or calculating the Nikkei 225 Index. Nikkei Inc. is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the MITTS to be issued, or in the determination or calculation of the equation by which the MITTS are to be settled in cash. Nikkei Inc. has no obligation or liability in connection with the administration or marketing of the MITTS.

Neither we nor any of our affiliates, including the calculation agent, accept any responsibility for the calculation, maintenance, or publication of the Nikkei 225 Index or any Successor Index. Nikkei Inc. disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining the Basket Level or the amount payable on the MITTS at maturity.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours for most products listed on the TSE are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the U.S. by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Nikkei 225 Index, and these limitations, in turn, may adversely affect the market value of the MITTS.

Since its inception, the Nikkei 225 Index has experienced significant fluctuations. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period shown below is not an indication that the level of the Nikkei 225 Index is more or less likely to increase or decrease at any time during the term of the MITTS. The historical Nikkei 225 Index levels do not give an indication of future performance of the Nikkei 225 Index.

The following graph sets forth the monthly historical performance of the Nikkei 225 Index in the period from February 2004 to February 2009. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the MITTS may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the MITTS. On the pricing date, the closing level of the Nikkei 225 Index was 8,479.99.

Before investing in the MITTS, you should consult publicly available sources for the levels and trading pattern of the Nikkei 225 Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in financial markets generally and the Nikkei 225 Index exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into an agreement with Nikkei Inc. providing us and any of our affiliated or subsidiary companies identified in that agreement with a non-exclusive license and, in exchange for a fee, with the right to use the Nikkei 225 Index, which is owned by Nikkei Inc. Nikkei Digital Media, Inc., a wholly owned subsidiary of Nikkei Inc., calculates and disseminates the Nikkei 225 Index under an exclusive agreement with Nikkei Inc. Nikkei Inc. and Nikkei Digital Media, Inc. are collectively referred to as the “Nikkei Index Sponsor.”

The license agreement requires that the following language be stated in this term sheet:

The MITTS are not in any way sponsored, endorsed, or promoted by the Nikkei Index Sponsor. The Nikkei Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Nikkei 225 Index or the figure as to which the Nikkei 225 Index stands on any particular day or otherwise. The Nikkei 225 Index is compiled and calculated solely by the Nikkei Index Sponsor. However, the Nikkei Index Sponsor shall not be liable to any person for any error in the Nikkei 225 Index and the Nikkei Index Sponsor shall not be under any obligation to advise any person, including you or us, of any error therein.

In addition, the Nikkei Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Index and is under no obligation to continue the calculation, publication, and dissemination of the Nikkei 225 Index.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the MITTS, including the following:

•

Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the MITTS, we intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•	A U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” with respect to a MITTS without regard to cash, if any, received on the MITTS.

•

Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the MITTS. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement MITTS-1, which you should carefully review prior to investing in the MITTS. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement MITTS-1.

General.    There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of MITTS or other instruments with terms substantially the same as the MITTS. However, although the matter is not free from doubt, under current law, each MITTS should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS. You should be aware, however, that the IRS is not bound by our characterization of the MITTS as indebtedness and the IRS could possibly take a different position as to the proper characterization of the MITTS for U.S. federal income tax purposes. If the MITTS are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the MITTS could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a MITTS could differ materially from the timing and character of income, gain, or loss recognized in respect of a MITTS had the MITTS in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the MITTS. The following summary assumes that the MITTS will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals.    The amount payable on the MITTS at maturity will depend on the performance of the Basket. Accordingly, we intend to take the position that the MITTS will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the MITTS generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a MITTS. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a MITTS must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the MITTS.    Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder’s tax basis in a MITTS generally will equal the cost of that MITTS, increased by the amount of OID previously accrued by the holder for that MITTS (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the MITTS. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Tax Accrual Table.    The following table is based upon a projected payment schedule (including a projection for tax purposes of the Redemption Amount) and a comparable yield equal to 4.32% per annum (compounded annually), that we established for the MITTS. The table reflects the expected issuance of the MITTS on March 27, 2009 and the scheduled maturity date of March 28, 2014. This tax accrual table is based upon a projected payment schedule per $10 principal amount of the MITTS, which would consist of a single payment of $12.3563 at maturity. This information is provided solely for tax purposes, and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue on MITTS During Accrual Period (per Unit of the MITTS)	Total Interest Deemed to Have Accrued on MITTS as of End of Accrual Period (per Unit of the MITTS)
March 27, 2009 to December 31, 2009	$0.3288	$0.3288
January 1, 2010 to December 31, 2010	$0.4462	$0.7750
January 1, 2011 to December 31, 2011	$0.4655	$1.2405
January 1, 2012 to December 31, 2012	$0.4856	$1.7261
January 1, 2013 to December 31, 2013	$0.5066	$2.2327
January 1, 2014 to March 28, 2014	$0.1236	$2.3563

Projected Redemption Amount = $12.3563 per unit of the MITTS.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the MITTS, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement MITTS-1.

Additional Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the MITTS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The MITTS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement MITTS-1 dated January 28, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509012723/d424b5.htm

▪	Series L MTN prospectus supplement dated April 10, 2008 and prospectus dated May 5, 2006:

http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the MITTS, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.